December 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Mail Stop 4561
Washington, D.C.  20549

RE:	TrustCo Bank Corp NY
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
File No. 000-10592

Dear Mr. Nolan:

By letter dated December 10, 2007, the Commission provided comments on the above-captioned filings.  Set forth below in bold print are such comments followed by response from TrustCo Bank Corp NY (the “Company”) thereto in regular print.

Question No. 2

2.
We note your response to comment 1 and your SAB No. 99 quantitative analysis using the rollover approach to support your conclusion that the misstatement was not material to the Company’s consolidated financial statements.  In your analysis you evaluate materiality based on the quarter-to-date and/or year-to-date change of the estimated overstatement of the allowance and the impact on the provision for loan losses.  Considering the fact that the allowance for loan losses should reflect management’s best estimate of probable losses related to specifically identified loans as well as probable loan losses inherent in the remaining loan portfolio as of each period end, we would expect that the entire unadjusted error would have been evaluated for materiality under the rollover approach at each period.  Please revise your SAB No. 99 quantitative analysis accordingly and tell us whether you continue to believe that your application of SAB No. 108 is appropriate.  In preparing your response, please consider the fact that you have already represented that the $7.6 million overstatement of the allowance was considered to be material under the iron curtain analysis.  Alternatively, explain, in detail, why you believe it is appropriate to consider only the quarter-to-date and/or year-to-date changes in the overstatement of the allowance for loan losses and the impact on the provision for loan losses rather than the entire estimated error in the allowance at each period end.

Response

Prior to TrustCo Bank Corp NY’s (the Company’s) adoption of Staff Accounting Bulletin (SAB) No. 108, the Company quantified misstatements using the “rollover” approach, where (1) errors originating in a current year are evaluated based upon net income and (2) the total errors (including the carryover effects from prior year misstatements) are evaluated based upon the period end consolidated statement of condition.   The Company believes that this was an appropriate methodology for quantifying misstatements in financial statements prior to the adoption of SAB No. 108.

The quantitative analysis included in our November 15, 2007, response letter provided the changes in the overstatement of the allowance for loan losses (i.e., the income statement errors created in each respective period) and the impact on the Company’s net income consistent with the “rollover” approach as described in the example discussed in Question 1 of SAB 108.  While the allowance for loan loss determination is based on unique information at the end of each period, that does not change the fact that the error in each period under a “rollover” analysis is calculated as the change in the amount of the overstatement in that period rather than the accumulated error.  This analysis is consistent with the analysis that is used when quantifying errors in many other accounts that are composed of unique amounts at the end of each period, such as overstatements of self insurance reserves and understatements of accrued compensated absences.  In fact, those types of accounts, as well as allowance accounts, are oftentimes used in the industry as examples of accounts that were over or understated but were not corrected prior to the adoption of SAB No. 108 as the amount of the error did not change by a material amount in each period.  We believe our quantification of the error under the “rollover” approach in periods prior to the adoption of SAB 108 is appropriate and that the changes in the overstatement of the allowance for loan losses was not material to the Company’s net income for those periods, considering all relevant quantitative and qualitative factors.

Consistent with the “rollover” approach to quantifying the carryover effects of prior-year errors, the Company also evaluated the impact of the total (cumulative) overstatement of the allowance for loan losses to the Company’s financial position at the respective period ends.  Had the cumulative overstatement of the allowance not been recorded in the Company’s consolidated statement of financial condition, there would have been an increase in the Company’s retained equity equal to the cumulative allowance overstatement less applicable tax effects.  See Attachment I of this letter for a summary of the impact the overstatement in the allowance for loan losses had on the Company’s total period end total assets and equity for the last six years and last eight quarters.  The Company does not consider the impact of the overstatement of the allowance for loan losses to its consolidated statement of condition to be material for those periods, considering all relevant quantitative and qualitative factors.

The Company believes that its analysis using the rollover approach and conclusion that the overstatement in the allowance for loan losses was not material to the Company’s financial statements, considering all relevant quantitative and qualitative factors, was correct.  Also, the Company believes that under the “iron curtain” approach to quantifying the overstatement of the allowance for loan losses, required upon the adoption of SAB No. 108, the cumulative allowance for loan losses overstatement of approximately $7.6 million would have been material when compared to the Company’s 2006 operating results.  Accordingly, the Company believes that its application of SAB No. 108 was appropriate.

Question No. 3

3.
In response to comment 2 of our letter dated November 2, 2007 you state that TrustCo utilized a life of loan approach in its allowance for loan loss methodology since the early 1990s and did not make changes to this methodology until December 2006.  Based on these facts, it would appear that all provisions, charge-offs and recoveries recorded up until your change in methodology in December 2006 would have been based on the previously applied life of loan approach.  Please explain, in detail, how you came to the conclusion that these components of your allowance (i.e., provisions, charge-offs and recoveries) remain unaffected despite the subsequent change in methodology.  Also consider providing us with a revised rollforward of your allowance for loan losses for each period presented utilizing the Company’s revised methodology.

Response

The Company used the “life of the loan” approach in its calculation of the allowance for loan losses and excluded certain specific qualitative factors affecting credit in the allowance adequacy methodology through December 2006. The only component of the allowance for loan losses rollforward that would be affected by the changes in the allowance for loan losses methodology is the provision for loan losses.  The amount and timing of loan charge-offs and recoveries would not be impacted by the use of a different allowance methodology.  Loan recoveries are based upon the collection of previously charged off loans and are the result of collection efforts independent from the allowance for loan losses methodology.  Loan charge-offs are based upon loans achieving a stage of delinquency or management concern that warrants a write-down to the estimated collectible amount, which is also independent of the allowance for loan losses methodology.

Please see Attachment I of this letter for a rollforward of the allowance for loan losses as reported compared to a pro forma rollforward of the allowance for loan losses based upon a retroactive application of the Company’s revised methodology for the last six years and last eight quarters.  These rollforwards demonstrate that only the provision for loan losses component of the rollforward would have been affected if we had applied our current allowance for loan losses methodology in the respective periods.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  If you have any questions, or we can be of further assistance to you in the review process, please call me at (518) 381-3696.

Sincerely,

/s/ Robert T. Cushing
Robert T. Cushing
Executive Vice President & Chief Financial Officer

TrustCo Bank Corp NY
SEC Comment Letter Response, dated December 10, 2007
Attachment I- Allowance Rollforward 2001-2006
(dollars in thousands)

	As Reported	Revised		As Reported	Revised		As Reported	Revised		As Reported	Revised		As Reported	Revised
	YTD	YTD		YTD	YTD		YTD	YTD		YTD	YTD		QTD	QTD
	12/31/2001	12/31/2001	Difference	12/31/2002	12/31/2002	Difference	12/31/2003	12/31/2003	Difference	12/31/2004	12/31/2004	Difference	3/31/2005	3/31/2005	Difference

Beginning allowance for loan losses	$56,298	$48,757	$7,541	$57,203	$49,947	$7,256	$52,558	$45,035	$7,523	$48,739	$41,093	$7,646	$49,384	$41,549	$7,835
SAB No. 108 adjustment
Beginning allowance for loan losses, as adjusted

Total charge-off's	$7,028	$7,028	$-	$8,350	$8,350	$-	$9,598	$9,598	$-	$5,797	$5,797	$-	$763	$763	$-
Total recoveries	$(2,993)	$(2,993)	$-	$(2,285)	$(2,285)	$-	$(4,579)	$(4,579)	$-	$(5,992)	$(5,992)	$-	$(1,413)	$(1,413)	$-
Net charge-off's/(recoveries)	$4,035	$4,035	$-	$6,065	$6,065	$-	$5,019	$5,019	$-	$(195)	$(195)	$-	$(650)	$(650)	$-

Provision (credit) for loan losses	$4,940	$5,225	$(285)	$1,420	$1,153	$267	$1,200	$1,077	$123	$450	$261	$189	$(1,500)	$(1,093)	$(407)

Ending allowance for loan losses	$57,203	$49,947	$7,256	$52,558	$45,035	$7,523	$48,739	$41,093	$7,646	$49,384	$41,549	$7,835	$48,534	$41,106	$7,428

Net income per historical financial statements			$45,510			$49,244			$53,031			$56,540			$14,907

Percentage difference of provision error after tax effect (using rate of 40%) to the periods' net income			-0.38%			0.33%			0.14%			0.20%			-1.64%

Total assets per historical financial statements			$2,578,621			$2,696,088			$2,778,119			$2,863,834			$2,848,313

Percentage difference of allowance error to total assets			0.28%			0.28%			0.28%			0.27%			0.26%

Total equity per historical financial statements			$205,827			$234,844			$226,762			$225,832			$224,584

Percentage difference of allowance error after tax effect (using rate of 40%) to total equity			2.12%			1.92%			2.02%			2.08%			1.98%

TrustCo Bank Corp NY
SEC Comment Letter Response, dated December 10, 2007
Attachment I- Allowance Rollforward 2001-2006
(dollars in thousands)

	As Reported	Revised		As Reported	Revised		As Reported	Revised		As Reported	Revised		As Reported	Revised
	QTD	QTD		QTD	QTD		QTD	QTD		YTD	YTD		QTD	QTD
	6/30/2005	6/30/2005	Difference	9/30/2005	9/30/2005	Difference	12/31/2005	12/31/2005	Difference	12/31/2005	12/31/2005	Difference	3/31/2006	3/31/2006	Difference

Beginning allowance for loan losses	$48,534	$41,106	$7,428	$48,021	$40,622	$7,399	$46,665	$39,399	$7,266	$49,384	$41,549	$7,835	$45,377	$37,814	$7,563
SAB No. 108 adjustment
Beginning allowance for loan losses, as adjusted

Total charge-off's	$424	$424	$-	$594	$594	$-	$683	$683	$-	$2,464	$2,464	$-	$368	$368	$-
Total recoveries	$(1,491)	$(1,491)	$-	$(918)	$(918)	$-	$(895)	$(895)	$-	$(4,717)	$(4,717)	$-	$(820)	$(820)	$-
Net charge-off's/(recoveries)	$(1,067)	$(1,067)	$-	$(324)	$(324)	$-	$(212)	$(212)	$-	$(2,253)	$(2,253)	$-	$(452)	$(452)	$-

Provision (credit) for loan losses	$(1,580)	$(1,551)	$(29)	$(1,680)	$(1,547)	$(133)	$(1,500)	$(1,797)	$297	$(6,260)	$(5,988)	$(272)	$(1,800)	$(2,063)	$263
				0
Ending allowance for loan losses	$48,021	$40,622	$7,399	$46,665	$39,399	$7,266	$45,377	$37,814	$7,563	$45,377	$37,814	$7,563	$44,029	$36,203	$7,826

Net income per historical financial statements			$14,985			$15,719			$13,378			$58,989			$12,366

Percentage difference of provision error after tax effect (using rate of 40%) to the periods' net income			-0.12%			-0.51%			1.33%			-0.28%			1.28%

Total assets per historical financial statements			$2,878,787			$2,828,815			$2,912,759			$2,912,759			$2,932,621

Percentage difference of allowance error to total assets			0.26%			0.26%			0.26%			0.26%			0.27%

Total equity per historical financial statements			$234,228			$229,661			$228,661			$228,661			$221,755

Percentage difference of allowance error after tax effect (using rate of 40%) to total equity			1.90%			1.90%			1.98%			1.98%			2.12%

TrustCo Bank Corp NY
SEC Comment Letter Response, dated December 10, 2007
Attachment I- Allowance Rollforward 2001-2006
(dollars in thousands)

	As Reported	Revised		As Reported	Revised		As Reported	Revised		As Reported	Revised
	QTD	QTD		QTD	QTD		QTD	QTD		YTD	YTD
	6/30/2006	6/30/2006	Difference	9/30/2006	9/30/2006	Difference	12/31/2006	12/31/2006	Difference	12/31/2006	12/31/2006	Difference

Beginning allowance for loan losses	$44,029	$36,203	$7,826	$42,370	$35,095	$7,275	$42,706	$35,252	$7,454	$45,377	$37,814	$7,563
SAB No. 108 adjustment							$(7,600)			$(7,600)
Beginning allowance for loan losses, as adjusted							$35,106			$37,777

Total charge-off's	$699	$699	$-	$356	$356	$-	$694	$694	$-	$2,117	$2,117	$-
Total recoveries	$(815)	$(815)	$-	$(692)	$(692)	$-	$(1,204)	$(1,204)	$-	$(3,531)	$(3,531)	$-
Net charge-off's/(recoveries)	$(116)	$(116)	$-	$(336)	$(336)	$-	$(510)	$(510)	$-	$(1,414)	$(1,414)	$-

Provision (credit) for loan losses	$(1,775)	$(1,224)	$(551)	$-	$(179)	$179	$-	$(146)	$146	$(3,575)	$(3,612)	$37

Ending allowance for loan losses	$42,370	$35,095	$7,275	$42,706	$35,252	$7,454	$35,616	$35,616	$-	$35,616	$35,616	$-

Net income per historical financial statements			$12,424			$11,179			$9,356			$45,325

Percentage difference of provision error after tax effect (using rate of 40%) to the periods' net income			-2.66%			0.96%			0.94%			0.05%

Total assets per historical financial statements			$2,967,789			$3,000,869			$3,161,187			$3,161,187

Percentage difference of allowance error to total assets			0.25%			0.25%			0.00%			0.00%

Total equity per historical financial statements			$214,160			$227,503			$239,523			$239,523

Percentage difference of allowance error after tax effect (using rate of 40%) to total equity			2.04%			1.97%			0.00%			0.00%